Shelron Group Inc.
29 Broadway, suite 1510,
New York, NY 10006
USA

Date: March 31, 2006

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Mr. Jason Niethamer
Organization: United States - Securities and Exchange Commission Division of Corporation Finance
Fax number: (202) 772-9210 Phone number: (202) 551-3855

SENDER INFORMATION:

From: Eliron Yaron
Organization: Shelron Group Inc.
Fax number: (646) 219-8003 Phone Number: (216) 836-4041

RE:	Shelron Group Inc.
Your Fax dated: February 22, 2006
Your Letter dated December 30, 2005
Shelron responses to above letters

Dear Mr. Niethamer,

Reference is made to your above-mentioned letter and fax to Shelron Group. I am endorsing by this Shelron responses in connection to the issues per your letters as above.

In order to facilitate your review of our responses and to avoid any omissions, I have numbered our responses to correspond with each of the numbered comments in your letter and in their order.

Sincerely,

/s/ Eliron Yaron

SEC:

1.	Response:

Revenue Recording

Revenue generated from directing traffic to merchant’s websites through a partnership agreement with Shopping Com is recorded and reported in the amounts which Shelron earned and become entitle to receive from Shopping Com. with whom Shelron entered into a partnership agreement.

Background and Terms of Revenue - Agreement with Shopping.com

Shopping.com Inc. is a comparative shopping company owned by eBay. The company created a wide database of consumer products. The database is constantly updated as new products become available in the marketplace. Each product entry includes details about the product, such as the name, the manufacturer, serial numbers, product specifications, etc. In addition, Shopping.com created a bidding system which allows participating online merchants to access, enter the price in which they sell each product that is included in Shopping.com's database, and how much they are willing to pay Shopping.com for each time that a Shopping.com user would click and access the product in the participating online merchant's site (usually going directly to the product page in the seller's site, where the online user can purchase the product from). Shopping.com then displays the products that are in its database, together with the list of merchants who offered to pay Shopping.com for clicks. By default, merchants are sorted by highest bid. Shopping.com also takes care of invoicing and collecting from the merchants.

As part of its marketing strategy, Shopping.com created a technological interface which allows other companies to access the Shopping.com database and retrieve information from it. The information includes both products and the merchants that sell them. This interface, mostly used by smaller companies, who do not have the ability to create and maintain this type of system, or that do not see it as a wise economical investment, to still display and market a comparative shopping utility on their website and in their software. Clicks made from a partner go seamlessly through Shopping.com to the merchant's website, and Shopping.com invoices the merchant for these transactions too, saving its partners the trouble and expenses of each doing its own collection.

Shopping.com offers its partners (such as Shelron) a reporting interface, through which they can access the system and get reports on the number of clicks to merchant sites that they have generated, and the revenue that Shopping.com has earned from merchants (which are commercially engaged with Shopping.com and not with Shelron) and which is to be shared with partners (such as Shelron).

Shelron’s measurement of Revenues from Shopping.com

According to Shopping.com's partnership agreement with Shelron, Shopping.com grants Shelron a share of its revenue calculated as a percentage of the revenue that Shopping.com earned from merchants which results from clicks originated from Shelron's website and software (named “ActiveShopper”) by directing traffic to a merchant’s website.

Shelron revenue share deriving from Shopping.com increases as the Shopping.com revenues from merchants increases. The following is an extract from Shelron’s agreement with Shopping.com, in this respect:

Shelron’s recognition of Revenues from Shopping.com

Shelron’s agreement with Shopping.com is a pay-per-click based revenue model. At this pay-per-click model, a referral revenue has been earned by Shopping.com from its merchants, as a derivative of Shelron’s ActiveShopper traffic directing to Shopping.com’s merchants websites and offers. Once a referral revenue is recorded at Shoppng.com, Shelron records its revenue share.

The following is an extract of Shelron’s partnership agreement with Shopping.com:

Shelron’s partnership agreement with Shopping.com allows Shelron to record revenue when it is determined that:

a.	There is clear evidence that an arrangement exists.
b.
Shelron is provided with sufficient information as to services that have been rendered for a reported period. Once a pay-per-click revenue or referral revenue is recorded with Shopping.com, Shelron has substantially accomplished what it must do according to the terms of the arrangement in order to be entitled to its share of the referral revenue. (service performance)

c.	The selling price is determinable - referral revenues are reported to partners with their value / price.
d.	Revenues collection is reasonably assured.

Cost of Service:

Shelron’s Cost of Service varies from serves’ maintenance, classified in office and general expenses, (through which traffic is directed to Shopping.com merchant’s websites), to Q&A activities, classified in consulting fees, (which controls and verifies Shelron’s website and ActiveShopper’s interface to Shopping.com database), Development costs, classified in research and development expenses (which respond/support to Q&A demand, and Shelron’s website / ActiveShopper adaptation to changes in Shopping.com database formats, as example), Marketing costs, classified in marketing and advertising expenses (in connection with campaigns managed with Shopping.com, with the intention to constantly test different marketing approaches / statistics to support the promotion of Shelron’s website and ActiveShopper) and General & Administration costs (that follows up website and product periodical performances in connection with Shopping.com agreement).

Revenue sources/streams:

We have cited 3 different revenue streams: (i) pay-per-click, (ii) pay-per-purchase, and (iii) advertising at comparison shopping websites, which are all standard revenue models, commonly seen with shopping comparison websites.

Shelron’s agreement with Shopping.com is based on a pay-per-click model, where Shopping.com itself is earns the revenue. Shelron is entitled to a certain share of revenue per-click according to the terms as afore mentioned.

 Revenues reported for year 2004:

Month	Revenue earned by Shopping.com	Revenue share of Shelron Group Inc.	Date of check /pmt by Shopping.com
October	$32.87	$0.00
November	$1,086.92	$652.15	1/5/2005
December	$11,382.79	$6,829.67	2/2/2005
2004 Total	$12,502.58	$7,481.83

Note: October was considered an under-testing period so no revenues were earned  (no payments were or are to be received in connection with October testing runs)

Revenues earned by Shopping.com are reported through Shopping.com partner’s system. Each partner can calculate by himself its share out of these reports and in  accordance with his agreement with Shopping.com. See as follows copies of  revenue reports in connection with Shelron’s ActiveShopper for the 3 months  period ending December 3, 2004:

For October 2004:

For November 2004:

For December 2004:

SEC:

2.	Response

 During the 9 month period ended September 30, 2005, Shelron generated and recorded revenues from: (i) its partnership agreement with     Shopping.com (pay-per-click model), (ii) from 2 affiliation agreements/programs according to which ActiveShopper website provided contextual advertising and according to which traffic was directed to the advertisers’ websites (both  affiliation programs under a pay-per-click model), (iii) from 1 affiliation agreement/program according to which ActiveShopper website provided contextual advertising and according to which traffic was directed to the advertiser’s website (in this case the affiliation agreement/ program was of the type of a pay-per-purchase model, which determined that Shelron becomes entitled to an earning only if an actual sale takes at advertiser’s website), (iv) from consulting and management fees in connection with advertising campaigns through ActiveShopper. Consulting fees are recognized once consultancy has been provided, no substantial obligations remain and their collection is reasonably assure. Consulting fees included, i.e., definition of client’s keyword portfolio and a recommended media plan. Management fees relate to advertising campaigns through ActiveShopper, according to which client ordered the insertion of banner(s) at ActiveShopper’s website for a certain period of time (start / end date).

The following table summarizes all earned and recorded revenues for the year ended December 31, 2004 and for the 9 month period ended September 30, 2005, by partner/client and per revenue model:

SEC:

3.	Response

Revenues increase significantly during the nine month period ending Sep 30  2005 as a result of increase in earnings from Shopping.com and from  consulting and management of advertising campaigns through ActiveShopper.

Shelron did not record/recognize any upfront revenues due to set-up fees or  installation of software.

Revenues have been earned/recorded/recognized according to pay-per-click  models (as a result of directing traffic to merchants websites), pay-per sale model  (as a result of a sale occurring due to the directing of traffic to a merchant  website) and from consulting provided and management service supplied for  advertising campaigns through ActiveShopper.

 Revenues are expected to increase as more software installations of  ActiveShopper take place. Although ActiveShopper is a free-download software,  promoting it is essential, when there is no assurance that users may keep their  ActiveShopper downloads on the long run. In addition, since revenues are  subjected to seasonal  fluctuations (i.e. activity is expected to increase high- shopping season like toward the end of a year) then revenues levels cannot be  sustained and growth is not  assured.

SEC:

4.	Response

Current operating plan is based on continuing to promote ActiveShopper  downloads, entering into more partnership agreements / affiliation programs,  adding more categories of product for which ActiveShopper will be provide  services, expanding ActiveShopper activities outside the USA, etc.

Fixed / basic operational costs and cash resources raised have enabled the  continuation of Shelron’s activities. Advertising campaigns to promote  ActiveShopper and their related/required budgets may be expended at  Shelron’s discretion, which guarantees a level of control of cash flows and the  ability to secure present financial liabilities, in one hand. In the other hand,  competition and the need to more aggressively promote ActiveShopper may  force the company to expend  more than budgeted and therefore jeopardize the  continuation of Shelron as a going concern should the financial efforts result in  no sufficient revenues. In addition, Shelron depends in a single line of  business with all risks involved in it.

During year 2005 Shelron succeeded raising $1.8M through 2 private placements  of its equity, which included a 1.5M raise by January 2005. Investors’ interest in  Shelron has not decreased since, although there is no assurance that additional  funding will be recruited when and in the amounts needed, fact that may have  adverse effects, i.e. inability to embark in major advertising and promoting  campaigns that can secure ActiveShopper positioning in the market when facing  strong competition.

SEC:

5.	Response

Shelron has been granted with 2 extensions to file the SB2 registration  statement, latest of which set December 31, 2005 as the last date after which  penalties may arise. Penalties have been set, according to the last extension  granted, to be 100,000 shares of common stock per each delaying month.

Penalties are incurring commencing January 1, 2006 (in accordance to the latest  extension granted to Shelron by Mr. Joseph Corso). A liability will be  recorded under an accrued basis measured according to fair value of the shares of  common stock owed, next to a cost to the company  which is to be included  within its statement of operations.

The following are copies of the signed extension confirmations received from Mr.  Corso.

Extension no. 1 - May 10, 2005

Extension no. 2 - June 7, 2005